Exhibit (a)(1)(E)

FORM OF EMAIL

CONFIRMING RECEIPT OF ELECTION FORM

From:	BrainsWay Ltd.

Re:	Confirmation of Receipt of Election Form

This message confirms that BrainsWay Ltd. (“BrainsWay”) has received your Election Form. This confirmation should not, however, be construed to imply that the Election Form you submitted has been properly completed or signed or that we have accepted any of your Eligible Options for exchange.

If your Election Form has been properly completed and signed, and all eligibility requirements are met, we expect to accept the Eligible Options you have elected to exchange and to grant you New Options following the Expiration Time, subject to the terms and conditions of the Exchange Offer. If you do not deliver a signed Notice of Withdrawal before the Expiration Time, and we accept your tendered Eligible Options for exchange, we will provide you with a confirmation letter following the Expiration Time confirming that your Eligible Options have been accepted for exchange. In addition, we will separately provide you with share option agreements for your New Options for acceptance via email.

Your Election Form may be changed or withdrawn by subsequently delivering a new, properly completed and signed Election Form or Notice of Withdrawal at any time before 5:00 p.m., Eastern Time, on Wednesday, June 2, 2021 (or such later date as may apply if the Exchange Offer is extended).

You should direct questions about the Exchange Offer or requests for assistance (including requests for additional or paper copies of the Exchange Offer, Election Form, Notice of Withdrawal or any other documents relating to the Exchange Offer) by email to either Dana Zohar (in Israel) at HRIsrael@brainsway.com or Eileen Riordan (in the United States) at HRUS@brainsway.com .

Capitalized terms used but not otherwise defined in this email shall have the meanings set forth in the Offer to Exchange Eligible Options for New Options, dated May 4, 2021.